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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                (RULE 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 2)*

                          HEALTH RISK MANAGEMENT, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   421935107
                                 (CUSIP Number)

                            PHILLIP S. DINGLE, ESQ.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        HEALTHPLAN SERVICES CORPORATION
                               3501 FRONTAGE ROAD
                              TAMPA, FLORIDA 33607
                                 (813) 289-1000
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 MARCH 5, 1997
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Schedules filed in paper format shall include a signed original and file copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


---------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages



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                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

CUSIP NO. 421935107



---------------- ------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSONS: HEALTHPLAN SERVICES CORPORATION
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 133787901

---------------- ------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [ ]
                                                                                                   (b)  [ ]

---------------- ------------------------------------------------------------------------------------------
3                SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                 N/A (This Filing is to report a disposition, not a purchase)

---------------- ------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                 ITEMS 2(d) OR 2(e)                                                                     [ ]

---------------- ------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

-------------------------- ---------- ---------------------------------------------------------------------
                           7          SOLE VOTING POWER
                                      0**
        NUMBER OF          ---------- ---------------------------------------------------------------------
         SHARES            8          SHARED VOTING POWER
      BENEFICIALLY                    0**
        OWNED BY           ---------- ---------------------------------------------------------------------
          EACH             9          SOLE DISPOSITIVE POWER
        REPORTING                     0**
       PERSON WITH         ---------- ---------------------------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      0**

---------------- ------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0**

---------------- ------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]

---------------- ------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.00%**

---------------- ------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 HC, CO

---------------- ------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

** ON MARCH 5, 1997, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF
   MORE THAN FIVE PERCENT OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF HEALTH RISK MANAGEMENT, INC. (THE "HRMI COMMON STOCK") SUBSEQUENT TRANSACTIONS IN HRMI COMMON STOCK BY THE REPORTING PERSON WERE IMMATERIAL, AND AS OF THE DATE OF THIS FILING, THE REPORTING PERSON DOES NOT BENEFICIALLY OWN ANY SHARES OF HRMI COMMON STOCK.

                                  INTRODUCTION

         This Amendment No. 2 to Schedule 13 D ("Amendment No. 2") is intended to amend and supplement certain information set forth in the Schedule 13D filed on September 23, 1996 and the Amendment No. 1 thereto filed on October 23, 1996 (the "Initial Filings") by HealthPlan Services Corporation ("HPS"), a Delaware corporation. In this Amendment No. 2, HPS is occasionally referred to as a "Reporting Person."

         The capitalized terms used in the Amendment No. 2 shall have the same meaning as in the Initial Filings, unless otherwise defined herein or the context otherwise requires.

ITEM 1.  ABSECURITY AND ISSUER

         The title of the class of equity securities to which this Amendment No. 2 relates is the common stock, par value $0.01 per share (the "HRMI Common Stock"), of Health Risk Management, Inc., a Minnesota corporation ("HRMI"). The address of HRMI's principal executive office is 10900 Hampshire Ave. South, Minneapolis, Minnesota 55438.

ITEM 2.  IDENTITY AND BACKGROUND

         a) The person filing this Amendment No. 2 is HealthPlan Services Corporation ("HPS").

         b) The address of HPS's principal business office is: 3501 Frontage Road, Tampa, Florida 33607.

         c) HPS is a Delaware corporation engaged in providing marketing, distribution, administrative and cost containment services on behalf of health care payors.

         The following persons, all of whom are United States Citizens, are the executive officers and directors of HPS:

         James K. Murray, Jr., Chairman of the Board and Chief Executive Officer of HPS since January 1998, and a director of HPS since October 1994. Mr. Murray's address is 3501 Frontage Road, Tampa, Florida 33607.

         William L. Bennett, Vice Chairman of the Board since January 1998, Chairman of the Board from December 1994 to December 1997, and a director of HPS since August 1994. Mr. Bennett's address is 3501 Frontage Road, Tampa, Florida 33607.

         Joseph A. Califano, Jr., a director of HPS since 1995. Mr. Califano is Chairman and President of The National Center on Addiction and Substance Abuse at Columbia University. Mr. Califano's address is 152 W. 57th Street, 12th Floor, New York, New York 10019.

         Joseph S. DiMartino, a director of HPS since March, 1995. Mr. DiMartino is Chairman of the Board of approximately 168 funds in the Dreyfus Family of Mutual Funds. Mr. DiMartino's address is 22 E. 67th Street, New York, New York 10019.

         Vincent D. Farrell, Jr., a director of HPS since July 1997, is Managing Director and Chief Investment Officer for Spears, Benzak, Salomon & Farrell, a money management firm based in New York. Mr. Farrell's address is 45 Rockefeller Plaza, 33rd Floor, New York, New York 10111.

         John R. Gunn, a director of HPS since November, 1994. Since 1982, Mr. Gunn has served in various capacities for the Memorial Sloan-Kettering Cancer Center, a medical center and research institute, and is currently its Executive Vice President and Chief Operating Officer and a member of its Board of Managers. Mr. Gunn's address is 1275 York Avenue, New York, New York 10021.

         Nancy M. Kane, D.B.A., a director of HPS since November, 1994. Dr. Kane is an author, lecturer, and recognized expert in managed health care. Since 1980, she has been a member of the Harvard School of Public Health facility, where she has served in the Department of Health Policy and Management. Ms. Kane's address is 677 Huntington Avenue, Boston, Massachusetts 02115.

         David Nierenberg, a director of HPS since November, 1994. Mr. Nierenberg is President of Nierenberg Investment Management Co., Inc., an investment management company. Mr. Nierenberg's address is 19605 N.E. 8th Street, Camas, Washington 98607.

         James G. Niven, a director of HPS since November, 1994. Mr. Niven is a Senior Vice President of Sotheby's, an international auction house. He is also a general partner of Pioneer Associates, a venture capital investment company. Mr. Niven's address is 1334 York Avenue, New York, New York 10021.

         Marc I. Perkins, a director of HPS since October, 1997. Mr. Perkins is the Vice Chairman and Chief Executive Officer of Gunther International, a manufacturer of high speed inserting equipment. Mr. Perkins' address is One Winnenden Road, Norwich, Connecticut 06360.

         Arthur F. Weinbach, a director of HPS since February, 1997. Mr. Weinbach is Chairman and Chief Executive Officer of Automatic Data Processing, Inc. ("ADP"). Mr. Weinbach's address is One ADP Boulevard, Roseland, New Jersey 07068.

         Jeffrey L. Markle, Executive Vice President - Medical Loss Management of HPS. Mr. Markle's address is 3501 Frontage Road, Tampa, Florida 33607.

         Robert R. Parker, a director of HPS since July 1998, is President and Chief Operating Officer of HPS since January 1998. Mr. Parker's address is 3501 Frontage Road, Tampa, Florida 33607.

         Jeffery W. Bak, Executive Vice President - Sales, Marketing, and Business Development of HPS since January 1999. Mr. Bak's address is 3501 Frontage Road, Tampa, Florida 33607.

         Phillip S. Dingle, Executive Vice President and Chief Financial Officer of HPS since January 1999. From August 1996 to December 1998, Mr. Dingle was Senior Vice President and Chief Counsel of HPS. Mr. Dingle's address is 3501 Frontage Road, Tampa, Florida 33607.

         George E. Lucco, Executive Vice President of HPS since October 1994. Mr. Lucco's address is 3401 Morse Crossing, Columbus, Ohio 43219.

         d) - e) During the last five years, neither HPS nor any of the executive officers or directors listed above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 2 relates specifically to that certain Agreement Regarding Termination of Merger Agreement entered into between HPS and HRMI on March 5, 1997 (the "Termination Agreement"), for the purpose of terminating that certain Plan and Agreement of Merger between HPS and HRMI dated September 12, 1996 (the "Merger Agreement") and the transactions contemplated thereby. Accordingly, the transactions reported in the Initial Filings were not effected and no funds were utilized.

ITEM 4.  PURPOSE OF TRANSACTION

         As reported in the Initial Filings, pursuant to the Merger Agreement, HRMI was to merge with and into a subsidiary company of HPS (the "Merger"). In connection with the Merger Agreement, certain shareholders of HRMI executed Support/Voting Agreements ("Voting Agreements"). Pursuant to the Voting Agreements, each of the shareholders party thereto agreed to vote all of their shares of HRMI Common Stock to approve the Merger. Those shareholders who executed the Voting Agreements had voting power over approximately 18.1% of the outstanding shares of HRMI Common Stock, based upon the 4,415,046 shares which were then currently outstanding.

         On March 5, 1997 HPS and HRMI entered into the Termination Agreement, whereby the parties agreed to terminate the Merger Agreement and all of the transactions contemplated thereby.

Upon such termination HPS ceased to have any rights concerning the voting of HRMI Common Stock as contemplated in the Voting Agreements. HPS did not beneficially own any shares of HRMI Common Stock upon execution of the Termination Agreement. Pursuant to the terms of the Termination Agreement, HPS was to purchase 200,000 shares of unregistered HRMI Common Stock from HRMI for $12.50 per share. HPS purchased such 200,000 shares on March 10, 1997 using its working capital to effectuate the purchase. Such purchase was for investment purposes. This purchase was immaterial because it represented 4.5% of the outstanding HRMI Common Stock, and HPS never acquired 5% beneficial ownership of HRMI Common Stock thereafter.

         On March 20, 1998 HPS sold the 200,000 shares of HRMI Common Stock for a purchase price of $13.50 per share. The disposition was effected through a brokerage transaction and, as a result, the source of funds used by the various purchasers is not known to HPS. Upon the consummation of the disposition, HPS no longer beneficially owned any shares of HRMI Common Stock. The purpose of the sale of the 200,000 shares of HRMI Common Stock in the March 20, 1998 transaction was to liquidate HPS's investment in HRMI.

         Upon the execution of the Termination Agreement on March 5, 1997, HPS ceased to be the beneficial owner (solely by virtue of controlling voting power) of more than five percent of the shares of HRMI Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) The Reporting Person does not beneficially own any Shares of the Company.

         (c) On March 10, 1997, the Reporting Person purchased 200,000 unregistered shares of HRMI Common Stock from HRMI for a cash price of $12.50 per share. At the time of such purchase, and after giving effect thereto, HPS held 200,000 shares of HRMI Common Stock (approximately 4.5% of the outstanding shares of HRMI Common Stock). On March 20, 1998, HPS sold 200,000 shares of HRMI Common Stock in a brokerage transaction for $13.50 per share. At the time of such disposition, and after giving effect thereto, HPS no longer beneficially owned any shares of HRMI Common Stock.

         (d) No other person has the right to receive the proceeds from the sale being reported herein.

         (e) HPS ceased to be the beneficial owner of more than five percent of the shares of HRMI Common Stock on March 5, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed herewith as an exhibit to this statement:

         a. Agreement Regarding Termination of Merger Agreement.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HEALTHPLAN SERVICES CORPORATION


                                          By: /s/ Phillip S. Dingle
                                             ----------------------------------
                                                  Phillip S. Dingle
                                                  Executive Vice President and
                                                  Chief Financial Officer





Date: October 21, 1999

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                                 EXHIBIT LIST

1.  Agreement Regarding Termination of Merger Agreement